December 19, 2023

VIA EDGAR

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Megan Akst
Christine Dietz

Re:	Autohome Inc.

Form 20-F for the Fiscal Year Ended December 31, 2022

Filed April 25, 2023

File No. 001-36222

Ladies and Gentlemen:

We, Autohome Inc. (the “Company”), are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter dated December 7, 2023 (the “Comment Letter”), relating to the above-captioned Form 20-F (the “2022 Form 20-F”) and the Company’s previous responses submitted on July 25, 2023, September 13, 2023 and November 17, 2023 (together, the “Previous Response Letters”). All capitalized terms used but not defined in this letter shall have the meaning ascribed to such terms in the 2022 Form 20-F and the Previous Response Letters.

For the Staff’s convenience, the comment in the Comment Letter is reproduced and repeated below in bold, with the Company’s response set forth in regular font immediately thereafter. The Company respectfully advises the Staff that where the Company proposes to add or revise disclosure to its future filings on Form 20-F in response to the Staff’s comments, the changes to be made will be subject to relevant factual updates and changes in relevant laws or regulations, or in interpretations thereof.

Form 20-F for the Fiscal Year Ended December 31, 2022

General

1.

We note your responses to the staff’s questions about your treatment of time deposits. Please note that, based on your description of such assets, we do not necessarily agree with your view that the time deposits may be treated as “cash items” for purposes of section 3(a)(1)(C) of the Investment Company Act of 1940, as amended (“Company Act”). Please supplement your previously proposed risk factor regarding the Company’s status under the Company Act to reflect the foregoing and provide us with the proposed disclosures that you will include in future filings.

In response to the Staff’s comment, the Company proposes to include the following revised risk factor in “Item 3. Key Information—D. Risk Factors” in its future Form 20-F filings as follows (with changes against the Company’s responses in the Previous Response Letters marked in italics and additions underlined). The Company confirms that it will reevaluate the inclusion of the risk factor periodically and update the relevant factual disclosures as necessary based on the Company’s assets and investment securities at the time of any future filing.

U.S. Securities and Exchange Commission

“If we were deemed an investment company under the Investment Company Act of 1940, applicable restrictions could have a material adverse effect on our business and the price of our ADSs and ordinary shares.

We are not an “investment company” and do not intend to become registered as an “investment company” under the Investment Company Act of 1940, or the Investment Company Act. Generally, a company is an “investment company” if it is or holds itself out as being engaged primarily in the business of investing, reinvesting or trading in securities or owns or proposes to own investment securities having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis, unless an exception, exemption or safe harbor applies. We do not hold ourselves out as being primarily engaged, or proposing to engage primarily, in the business of investing, reinvesting or trading in securities. Rather, we are primarily engaged in the business of delivering comprehensive, independent and interactive content and tools to automobile consumers as well as a full suite of services to automakers and dealers across the auto value chain. Our investment securities represent less than 40% of the value of our total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis calculated in accordance with Section 3(a)(1)(C) of the Investment Company Act. We intend to continue to conduct our operations so that we will not be deemed an investment company.

Our status under the Investment Company Act may depend on several factors, including the ability of certain subsidiary to comply with the safe harbor requirements of Rule 3a-8 of the Investment Company Act, and whether time deposits are treated as investment securities for purposes of the calculation under Section 3(a)(1)(C) of the Investment Company Act. If, at any time, the subsidiary is not eligible for the Rule 3a-8 safe harbor, or certain time deposits are required to be treated as investment securities for purposes of the calculation under Section 3(a)(1)(C) of the Investment Company Act, or we become or are determined to be primarily engaged in the business of investing, reinvesting or trading in securities, we may become subject to regulation under the Investment Company Act. If we were to become subject to the Investment Company Act, any violation of the Investment Company Act could subject us to material adverse consequences, including potentially significant regulatory penalties and the possibility that certain of our contracts would be deemed unenforceable. Additionally, as a foreign private issuer, we would not be eligible to register under the Investment Company Act. Accordingly, we would either have to obtain exemptive relief from the SEC, modify our contractual rights or dispose of investments in order to fall outside the definition of an investment company, each of which may have a material adverse effect on the Company. Additionally, we may have to forego potential future acquisitions of interests in companies that may be deemed to be investment securities within the meaning of the Investment Company Act. Finally, failure to avoid being deemed an investment company under the Investment Company Act could also make us unable to comply with our reporting obligations as a public company in the United States and lead to our being delisted from New York Stock Exchange, which would have a material adverse effect on the liquidity and value of our ADSs and ordinary shares.”

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U.S. Securities and Exchange Commission

Should any member of the Staff have any questions or comments regarding the Company’s submission set forth above, please do not hesitate to contact our outside legal counsel, Will H. Cai at (852) 3758-1210 or Jie Zhang at (852) 3758-1231.

Sincerely,

Autohome Inc.

/s/ Craig Yan Zeng
Craig Yan Zeng, Chief Financial Officer

cc:	Quan Long, Chairman of the Board of Directors, Autohome Inc.

Will H. Cai, Esq., Partner, Cooley LLP

Jie Zhang, Esq., Partner, Cooley LLP